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                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549


                                FORM 8-A/A


                              AMENDMENT NO. 1


             REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                PURSUANT TO SECTION 12(b) OR (g) OF THE
                    SECURITIES EXCHANGE ACT OF 1934


                      BETHLEHEM STEEL CORPORATION
       (Exact name of registrant as specified in its charter)


            DELAWARE                          24-0526133
   (State of incorporation)        (I.R.S. Employer Identification No.)


           1170 Eighth Avenue                    18016-7699
         BETHLEHEM, PENNSYLVANIA                 (Zip Code)
(Address of principal executive offices)


Securities to be registered pursuant to Section 12(b) of the Act:


Title of each class                        Name of exchange on which
to be so registered                        each class is to be registered
-------------------                        ------------------------------

Preference Stock                           New York Stock Exchange, Inc.
   Purchase Rights                         Chicago Stock Exchange, Inc.


If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instructions A.(c)(1), please check the following.

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following.


Securities to be registered pursuant to Section 12(g) of the Act:


                                   None
                              --------------
                              Title of Class


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Item 1.   Description of Securities to be Registered

         On September 28, 1988, the Board of Directors of Bethlehem Steel Corporation ("Bethlehem") declared a dividend distribution of one Right for each outstanding share of Bethlehem Common Stock to stockholders of record at the close of business on October 18, 1988. Each Right entitles the registered holder to purchase from Bethlehem a unit consisting of one one-hundredth of a share (a "Unit") of Series A Junior Participating Preference Stock, par value $1.00 per share (the "Preference Stock"), at a Purchase Price of $80.00 per Unit, subject to adjustment. The description and terms are set forth in a Rights Agreement (the "Rights Agreement") between Bethlehem and Morgan Shareholder Services Trust Company, as Rights Agent, as amended by Amendment No. 1 to the Rights Agreement (the "Amendment"), dated as of November 1, 1995, between Bethlehem and First Chicago Trust Company of New York (formerly Morgan Shareholder Services Trust Company).

         Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock and otherwise becomes an Acquiring Person (the "Stock Acquisition Date") or (ii) 10 business days (or such later date as may be determined by the Board) following the commencement of a tender offer or exchange offer (or such later date as may be determined by the Board of Directors) that would result in a person or group beneficially owning 20% or more of such outstanding shares of Common Stock.

         The term "Acquiring Person" shall mean any Person who or which, together with all affiliates and Associates of such Person, shall be the Beneficial Owner of 15% or more of the shares of Common Stock then outstanding, but shall not include (i) the Company, (ii) any Subsidiary of the Company, (iii) any employee benefit plan of the Company or of any Subsidiary of the Company,
(iv) any Person or entity organized, appointed or established by the Company for or pursuant to the terms of any such plan or (v) any such Person who has reported or is required to report such ownership (but less than 20%) on Schedule 13G under the Exchange Act (or any comparable or successor report) or on
Schedule 13D under the Exchange Act (or any comparable or successor report) which Schedule 13D does not state any intention to or reserve the right to control or influence the management or policies of the Company or engage in any of the action specified in Item 4 of such Schedule (other than the acquisition or disposition of the Common Stock in the ordinary course), but only to the extent such Person continues to comply with the provisions of this clause (v).


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         Until the Distribution Date, (i) the Rights will be evidenced by the
Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after October 18, 1988 will contain a notation incorporating the Rights Agreement by reference and
(iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Pursuant to the Rights Agreement, Bethlehem reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preference Stock will be issued.

         The Rights are not exercisable until the Distribution Date and will expire at the close of business on October 18, 1998, unless earlier redeemed by Bethlehem as described below.

         As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except in certain circumstances specified in the Rights Agreement or as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

         In the event that (i) a Person becomes an Acquiring Person (except pursuant to an offer for all outstanding shares of Common Stock which at least a majority of the members of the Board of Directors who are not officers of Bethlehem and who are not representatives, nominees, Affiliates or Associates of an Acquiring Person determines to be fair to and otherwise in the best interests of Bethlehem and its stockholders), (ii)Bethlehem is the surviving corporation in a merger with an Acquiring Person and its Common Stock is not changed or exchanged), (iii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement, or (iv) during such time as there is an Acquiring Person, an event occurs which results in such Acquiring Person's ownership interest being increased by more than 1% (e.g., a reverse stock split), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property, or other securities of Bethlehem) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an Acquiring Person or an Associate or Affiliate of any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of either of the events set forth above until such time as the Rights are no longer redeemable by Bethlehem as set forth below.

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         For example, at an exercise price of $80 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $160 worth of Common Stock (or other consideration, as noted above) for $80. Assuming that the Common Stock had a per share value of $20 at such time, the holder of each valid Right would be entitled to purchase eight (8) shares of Common Stock for $80.

         In the event that, at any time following the Stock Acquisition Date,
(i) Bethlehem is acquired in a merger or other business combination transaction in which Bethlehem is not the surviving corporation (other than a merger described in the second preceding paragraph or a merger which follows an offer described in the second preceding paragraph), or (ii) 50% or more of Bethlehem's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

         The Purchase Price payable, and the number of Units of Preference Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preference Stock, (ii) if holders of the Preference Stock are granted certain rights or warrants to subscribe for Preference Stock or convertible securities at less than the current market price of the Preference Stock, or (iii) upon the distribution to holders of the Preference Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preference Stock on the last trading date prior to the date of exercise.

         At any time until ten days following the Stock Acquisition Date, Bethlehem may redeem the Rights in whole, but not in part, at a price of $.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). Under certain circumstances set forth in the Rights Agreement, the decision to redeem shall require the concurrence of a majority of the Continuing Directors. Immediately upon the action of the Board of Directors ordering redemption of the Rights, with, where required, the concurrence of the Continuing Directors, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

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         The term "Continuing Directors" means any member of the Board of
Directors of Bethlehem who was a member of the Board prior to the date of the Rights Agreement, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors, but shall not include an Acquiring Person or an affiliate or associate of an Acquiring Person, or any representative of the foregoing entities.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of Bethlehem, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to Bethlehem, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of Bethlehem or for common stock of the acquiring company as set forth above.

         Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of Bethlehem prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board (in certain circumstances, with the concurrence of the Continuing Directors) in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

         As of September 30, 1988, there were 74,511,460 shares of Common Stock of Bethlehem outstanding and 1,996,856 shares of Common Stock of Bethlehem in the treasury. Each share of Common Stock of Bethlehem outstanding at the close of business on October 18, 1988 received one Right. So long as the Rights are attached to the Common Stock, one additional Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement) shall be deemed to be delivered for each share of Common Stock issued or transferred by Bethlehem after such date. In addition, following the Distribution Date and prior to the expiration or redemption of the Rights, Bethlehem may issue Rights when it issues Common Stock only if the Board of Directors deems it to be necessary or appropriate, or in connection with the issuance of shares of Common Stock pursuant to the exercise of stock options or under employee plans or upon the exercise, conversion or exchange of certain securities of Bethlehem. One million five hundred thousand (1,500,000) shares of Preference Stock have been initially reserved for issuance upon exercise of the Rights.

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         The rights have certain anti-takeover effects.  The Rights will cause substantial dilution to a person or group that attempts to acquire Bethlehem in a manner which causes the Rights to become discount Rights unless the offer is conditional on a substantial number of Rights being acquired. The Rights, however, should not affect any prospective offeror willing to make an offer at a fair price and otherwise in the best interests of Bethlehem and its stockholders as determined by a majority of the Directors who are not affiliated with the person making the Offer, or willing to negotiate with the Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the board of Directors may, at its option, at any time until ten days following the Stock Acquisition Date redeem all but not less than all the then outstanding Rights at the Redemption Price.

         The Rights Agreement between Bethlehem and the Rights Agent specifying the terms of the Rights, which includes as Exhibit B the Form of Rights Certificate, and Amendment No. 1 to the Rights Agreement, are attached hereto as Exhibits 1 and 2 and are incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such Exhibits.

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                                 SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                   BETHLEHEM STEEL CORPORATION




                                   By /s/ G. L. Millenbruch
                                      --------------------------------
                                      Gary L. Millenbruch
                                      Executive Vice President, Chief
                                      Financial Officer and Treasurer

Dated:   January 12, 1996








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                               EXHIBIT INDEX

Exhibit Number           Description                             Page
--------------           -----------                             ----

      1        Form of Rights Agreement, dated as of
               September 28, 1988 between Bethlehem
               Steel Corporation and Morgan Shareholder
               Services Trust Company which includes
               as Exhibit B thereto the Form of Rights
               Certificate (Incorporated by reference
               to the Company's Registration Statement
               on Form 8-A dated October 4, 1988).


      2        Amendment, dated as of November 1, 1995           9
               to the Rights Agreement between Bethlehem
               Steel Corporation and First Chicago
               Trust Company of New York (formerly
               Morgan Shareholder Services Trust Company).















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                  AMENDMENT NO. 1 TO THE RIGHTS AGREEMENT


         Amendment No. 1, dated as of November 1, 1995 (the "Amendment"), between Bethlehem Steel Corporation, a Delaware corporation (the "Company"), and First Chicago Trust Company of New York, a New York corporation (the "Rights Agent").

         WHEREAS, the Company and the Rights Agent (whose name at the time was Morgan Shareholder Services Trust Company) entered into a Rights Agreement, dated as of September 28, 1988 (the "Rights Agreement"), and the Company and the Rights Agent desire to amend the Rights Agreement in accordance with
Section 26 of the Rights Agreement;

         NOW, THEREFORE, in consideration of the premises and mutual agreements set forth in the Rights Agreement and this Amendment, the parties hereby agree as follows:

         Section 1. Amendment to Definition of "Acquiring Person". Section 1(a) of the Rights Agreement is amended to read in its entirety as follows:

              (a) "Acquiring Person" shall mean any Person who or which, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of 15% or more of the shares of Common Stock then outstanding, but shall not include (i) the Company, (ii) any Subsidiary of the Company,
(iii) any employee benefit plan of the Company or of any Subsidiary of the Company, (iv) any Person or entity organized, appointed or established by the Company for or pursuant to the terms of any such plan or (v) any such Person who has reported or is required to report such ownership (but less than 20%) on
Schedule 13G under the Exchange Act (or any comparable or successor report) or on Schedule 13D under the Exchange Act (or any comparable or successor report) which Schedule 13D does not state any intention to or reserve the right to control or influence the management or policies of the Company or engage in any of the actions specified in Item 4 of such Schedule (other than the acquisition or disposition of the Common Stock in the ordinary course), but only to the extent such Person continues to comply with the provisions of this clause (v).

         Section 2. Amendment of Section 11(a)(ii) Event. Section 11(a)(ii)(B) of the Rights Agreement is amended to (x) delete the phrase "the Beneficial Owner of 20% or more of the shares of Common Stock then outstanding" and substitute in its place the phrase "an Acquiring Person" and (y) delete the phrase "the 20% threshold to be crossed" and substitute in its place the phrase "such Person to become an Acquiring Person."

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         Section 3.  Rights Agreement as Amended.  The term "Agreement" as used in the Rights Agreement shall be deemed to refer to the Rights Agreement as amended hereby. The foregoing amendments shall be effective as of the date hereof and, except as set forth herein, the Rights Agreement shall remain in full force and effect and shall be otherwise unaffected hereby.

         Section 4. Execution in Counterparts. This Amendment may be executed in any number of counterparts, and each of such counterparts shall for all purposes be deemed an original, but all such counterparts shall together constitute but one and the same instrument.

         IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

                              BETHLEHEM STEEL CORPORATION




                              By /s/ G. L. Millenbruch
                                 ------------------------------
                                 G. L. Millenbruch
                                 Executive Vice President,
                                 Chief Financial Officer & Treasurer


                              FIRST CHICAGO TRUST COMPANY
                              OF NEW YORK
                              as Rights Agent


                              By /s/ Charles D. Keryc
                                 -------------------------------
                                 Name:  Charles D. Keryc
                                 Title: Vice President